82-5762

Michael Page

INTERNATIONAL

Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386


02002787

12th December 2001

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Notification of Interests.
2. Substantial shareholders notification – Harris Associates LP.
3. Substantial shareholders notification – Prudential Plc.
4. Substantial shareholders notification – Fidelity International Ltd.
5. Full year 2001 close period update.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

dlw 1/30

Announcement Details

Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	07:00 02 Nov 2001
RNS Number	5170M

Full Announcement Text

RNS Number:5170M
Michael Page International PLC
1 November 2001

NOTIFICATION OF INTERESTS

The following dealings by the Employee Benefit Trust established by the Company were notified to the Company today. The trust is a discretionary trust for the benefit of employees of Michael Page International plc.

The Employee Benefit Trust purchased 53,844 Michael Page International plc shares at #1.14 per share. The total holding following this notification is 28,268,130 broken down as follows:

22,553,844 shares held for the Restricted Share Scheme
5,714,286 shares held for options granted to employees on flotation.

The Executive Directors are included as beneficiaries under the trust and are deemed to be interested in those and the dealings thereof for the purposes of Section 324 of the Companies Act 1985. Their increase and individual holdings following this notification are as follows:

	Increase	Total Holding
Terry Benson	13,012 shares	5,450,512 shares
Stephen Burke	7,179 shares	3,007,179 shares
Stephen Ingham	3,814 shares	1,597,564 shares
Stephen Puckett	337 shares	140,625 shares
Charles - Henri Dumon	7,179 shares	3,007,179 shares

For and on behalf of Michael Page International plc

Jeremy Tatham

END

Announcement Details

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding in Company
Released	12:50 05 Nov 2001
RNS Number	6116M

Full Announcement Text

RNS Number:6116M
Michael Page International PLC
5 November 2001

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

592,000

6) (0.16%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

18/10/01

11) Date company informed

2/11/01

12) Total holding following this notification

19,466,000

13) Total percentage holding of issued class following this notification

5.19%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....5TH NOVEMBER 2001...................

Letter to: Michael Page International
Dated October 30, 2001

We are writing to notify you pursuant to the Disclosure of Interests in Shares (Amendment) Regulations 1993 (SI 1993 No. 1819) of our interest in investment holdings in the ordinary share capital of Michael Page International. Following a purchase of 592,000 shares on October 18, 2001, accounts managed by Harris Associates L.P. became the beneficial owners of 19,466,000 shares of Michael Page. This represents 5.19% of the company and an increase of 1.01% from our last notification dated September 6, 2001. The following is a breakdown as of October 18, 2001:

Account Name	Shares Owned	% of Company
Oakmark International Fund	12,505,000	3.33%
Oakmark Global Fund	1,615,000	.43%
Star International	710,000	.19%
Asahi Global Fund	1,497,000	.40%
Hillview International Alpha	175,000	.05%
Nvest International Partnership	193,000	.05%
Metlife Concentrated International	422,000	.11%
MMIF Overseas	188,000	.05%
BMG Foundation	1,950,000	.52%
CDC Oakmark Global	211,000	.06%
	19,466,000	5.19%

Percentages are based on 375,000,000 outstanding shares. All holdings of Michael Page International are for investment purposes only.

Letter from: Harris Associates L.P.

END

Announcement Details

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding in Company
Released	11:27 16 Nov 2001
RNS Number	2158N

Full Announcement Text

RNS Number:2158N
Michael Page International PLC
15 November 2001

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

PRUDENTIAL PLC AND CERTAIN OF ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PRUDENTIAL PLC

5) Number of shares/amount of stock acquired.

1,305,000

6) (0.35%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

14/11/01

11) Date company informed

15/11/01

12) Total holding following this notification

15,118,333

13) Total percentage holding of issued class following this notification

4.03%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM - 01753 849 338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 15/11/2001

Letter to Michael Page Intl.Plc -
Dated 15 November 2001

Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the schedule below.

For the purposes of S210 of the Act, the address for those companies identified in the schedule below is Laurence Pountney Hill London EC4R 0HH.

From M & G Investment

Notifiable Position Report for MICHAEL PAGE INTL ORD GBP0.01
as at 14 November 2001

Percentage holdings are calculated using an issued share capital of 375,000,000 ORD GBP0.01 shares

	Registered Holder	Holding	%	
Prudential plc		15,118,333	4.03	Total Notifiable Interest
	MAGIM HSBC GIS NOM(UK)SALI	145,000		
	PACS GLOBAL EQUITIES(UK)	20,207		
	PRUCLT HSBC GIS NOM(UK)PAC AC	14,783,428		
	PRUCLT HSBC GIS NOM(UK)PPL AC	60,000		
	PRUDENTIAL WORLD VALUE FUND	109,698		
The Prudential Assurance Company Limited		15,008,635	4.00	

MAGIM HSBC GIS NOM(UK)SALI	145,000
PACS GLOBAL EQUITIES(UK)	20,207
PRUCLT HSBC GIS NOM(UK)PAC AC	14,783,428
PRUCLT HSBC GIS NOM(UK)PPL AC	60,000

END

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02 JAN 30 AM 8:31

Announcement Details

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding in Company
Released	07:06 21 Nov 2001
RNS Number	4209N

Full Announcement Text

RNS Number:4209N
Michael Page International PLC
20 November 2001

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

THE CAPITAL GROUP COMPANIES INC AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

1,000,000

6) (0.27%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

16/11/01

11) Date company informed

20/11/01

12) Total holding following this notification

63,859,099

13) Total percentage holding of issued class following this notification

17.03%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM - 01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 20/11/2001

Section 198 Notification

LETTER TO MICHAEL PAGE INTERNATIONAL PLC - DATED 19 NOVEMBER 2001

Below is a Section 198 Notification dated 16 November 2001.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 375,000,000 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Date: 16 November 2001

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates;

Ordinary Shares (375,000,000 shares outstanding)

Number of shares in which the Companies have an Interest:

63,859,099

Name(s) of registered holder(s):

See Schedule B

As of 16 November 2001

Michael Page International plc	Number of shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	63,859,099	17.03%
Holdings by CG Management Companies and Funds:		
- Capital Guardian Trust Company	8,875,400.00	2.37%
- Capital International Limited	11,087,549.00	2.96%
- Capital International S.A.	6,010,900.00	1.60%
- Capital International, Inc.	92,500.00	0.02%
- Capital Research and Management Company	37,792,750.00	10.08%
- Capital Income Builder	22,353,300.00	5.96%

Schedule A

Schedule of holdings in Michael Page International plc
As of 16 November 2001

Capital Guardian Trust Company

Registered Name		Local shares
State Street Nominees Limited		765,000
Chase Nominees Limited		6,067,600
Midland Bank plc		812,000
Nortrust Nominees		1,230,800
	TOTAL	8,875,400

Schedule B

Capital International Limited

Registered Name	Local shares
State Street Nominees Limited	524,700
Bank of New York Nominees	2,204,970
Chase Nominees Limited	2,711,620
Midland Bank plc	189,900
Bankers Trust	1,621,500
Barclays Bank	230,300
Citibank London	373,300
Morgan Guaranty	201,300
Nortrust Nominees	2,327,959
Lloyds Bank	45,600
Citibank NA	132,900
Deutsche Bank AG	155,500
HSBC Bank plc	265,000
KAS UK	103,000

	TOTAL	11,087,549

Capital International S.A.

Registered Name		Local shares
Chase Nominees Limited		2,976,800
Credit Suisse London Branch		121,000
Midland Bank plc		205,300
Barclays Bank		152,600
Nortrust Nominees		71,900
Morgan Stanley		79,600
Royal Bank of Scotland		2,017,600
National Westminster Bank		84,900
Lloyds Bank		85,100
Deutsche Bank AG		216,100
	TOTAL	6,010,900

Capital International Inc.

Registered Name		Local shares
Bank of New York Nominees		92,500
	TOTAL	92,500

Capital Research and Management Company

Registered Name		Local shares
State Street Nominees Limited		8,410,000
Chase Nominees Limited		29,382,750
	TOTAL	37,792,750

Schedule B

END

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02 JAN 30 AM 8:31

Announcement Details

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding in Company
Released	17:47 10 Dec 2001
RNS Number	4399O

Full Announcement Text

RNS Number:4399O
Michael Page International PLC
10 December 2001

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

249,200

6) (0.07%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

5/12/01

11) Date company informed

10/12/01

12) Total holding following this notification

26,260,435

13) Total percentage holding of issued class following this notification

7%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM - 01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 10/12/2001

LETTER TO MICHAEL PAGE INTERNATIONAL - DATED DECEMBER 5, 2001

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as Fidelity International Limited (FIL) and its direct and indirect subsidiaries, being non-beneficial holders.

LETTER FROM FIDELITY INVESTMENTS

Amendment NO 6

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Michael Page International Plc

2. Notifiable Interest: Ordinary Shares

   Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Schedule A

Security: Michael Page International Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	6,514,762	FISL	Chase Nominees Ltd
	1,863,023	FPM	Chase Nominees Ltd
	1,828,111	FPM	Bankers Trust
	123,100	FPM	MSS Nominees Ltd
	1,906,281	FIL	Chase Nominees Ltd
	8,550,000	FIL	HSBC Client Holdings Nominee (UK) Limited
	268,517	FIL	BT Globenet Nominees Ltd
	1,485,381	FIL	RBS Trust Bank
	877,610	FIL	Nortrust Nominees Ltd
	665,390	FIL	Northern Trust
	85,488	FIL	Bank of New York - London
	216,852	FIL	JP Morgan
	141,160	FIL	State Street Nominees LTD
	264,010	FIL	Mellon Bank
	585,710	FIL	Bankers Trust
	84,370	FIL	KAS-Associate
	100,850	FIL	RBS-EDINBURG
	699,820	FIL	State Street Bank & Trust
Total Ordinary Shares	26,260,435		

Current ownership percentage: 7.00%

Shares in issue: 375,000,000

Change in holdings since last filing +249,200 ordinary shares

END

Announcement Details

Company	Michael Page International PLC
TIDM	MPI
Headline	Close Period Update
Released	07:00 11 Dec 2001
RNS Number	4620O

Full Announcement Text

RNS Number:4620O
Michael Page International PLC
11 December 2001

11 December 2001

Michael Page International

Full year 2001 close period update

Expected 2001 Results in line with Analysts' Forecasts

In advance of the close period preceding its full year results announcement for 2001, Michael Page International plc, the professional recruitment consultancy, confirms that the trading outlook for the year is in line with the consensus of analysts' expectations. The company will announce its full year results for the year ending 31 December 2001 on 25 February 2002.

Key points:

* Revenues (gross profits) continue to be affected by lower business confidence, particularly in Continental Europe and Asia-Pacific
* Revenue from temporary placements is proving more resilient in slowdown, temp revenue now accounts for over 25% of Group revenues
* Cost base continues to be tightly controlled
* Group will have positive net cash position at year end
* New Jersey (USA) office opened in December and Stockholm (Sweden) office opening in January 2002, in line with the Group's longer term growth strategy

Enquiries:

Michael Page International plc

Terry Benson, Chief Executive

Stephen Puckett, Finance Director Tel: 020 7269 2205

Financial Dynamics

David Yates Tel: 020 7269 7291

END